Exhibit 99.2

Jacques Senior Executive Vice President & Chief Financial Officer First Quarter 2003 Operating Earnings

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks: that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

First Quarter 2003: Strong Operating Performance Net loss Adjusted net loss (1) 1Q2002 -815 -182 1Q2003 -319 -56 Pro forma operating income (2) 1Q2002 607 1Q2003 844 Substantial reduction in net loss... ....thanks to strong pro forma operating income growth First quarter 2002 First quarter 2003 In millions of euros +39% For reconciliation of Net income (loss) to adjusted Net Income (loss) please refer to the reconciliation in the slide 6 of the presentation. The pro forma information illustrates the effect of the acquisition of the entertainment assets of USA Networks, Inc. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal. Actual operating income is presented on slide 5.

Cegetel / SFR Maroc Telecom UMG VUE Canal+ Group VU Games Holding & Others Holding and Corporate 1Q 2002 PF 359 109 27 276 -57 -1 -106 -492 1Q 2003 465 138 -28 213 158 -24 -78 -369 Details by business (pro forma at actual exchange rates): First Quarter 2003 Operating Income Cegetel / SFR Maroc Telecom UMG VUE Canal+ Group VU Games Holding & Others* 70%* 35% 86% 92% 100% 99% 100% In millions of euros Note: The % of economic interest are provided for informational purposes only. The reported numbers are 100% consolidated *As of January 23, 2003, VU holds a 70% interest in Cegetel (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002) **Others include VTI, Internet, VUP remaining assets and Vivendi Valorization Total Group Pro Forma operating income up 39% at actual exchange rates Up 48% on constant currency basis 2002 PF 2003 607 844 607 844 1Q 2002 PF 1Q 2003 70%* 35% 92% 86% 100% 99% 100%

Consolidated First Quarter 2003 Income Statement Revenues Operating Income Financing, net and other expense Exceptional items, net Income tax expense Equity in earnings of disposed businesses (1) Equity in losses of unconsolidated companies Goodwill amortization Minority interest In millions of euros Net Loss 844 (326) 81 (307) 7 (79) (283) (256) 518 (319) 1Q 2003 Actual 6,232 1Q 2002 Actual 14,649 894 (679) 215 (50) (262) - (146) (317) (255) (815) Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest Adjusted Net Loss (56) (182) In quarter 2003, comprised of the net income of the Consumer Press Division sold in February 2003

Total 1Q02 (182) (815) 317 50 - (67) 66 267 333 (56) (25) 34 (81) 283 (319) Total 1Q03 (378) (316) (104) 42 316 104 10 430 Express-Expansion disposal (-104), Canal+ Technologies disposal (+15), Other (+8) Comments on first quarter 2003 USAi warrants (+253) and Veolia Environnement ORA redemption premium (+63) VU put USAi warrants (-253) and Veolia Environnement ORA redemption premium (-63) VU put Other 52 Fees related to the implementation of the refinancing plan of the company First Quarter 2003 Adjusted Net Income French GAAP Adjusted Net Loss Minority interest effect Income tax (expense) benefit on adjustments Exceptional income Financial provision Goodwill amortization In millions of euros Net Loss Financial provision on realized losses Financial provision on put options Other financial provision Other expense Realized losses on disposal Realized losses on put option Other Impact on financing, net and other expense

Consolidated Cash Flow - First Quarter 2003 Cash flow from operations (1) of &128; 0.9 billion was significantly better than expected. Net cash provided by operating activities net of capital expenditure and before financing costs and taxes. 2002 cash flow includes VUE on a pro forma basis as if the USA entertainment assets had been consolidated from Jan. 1, 2002. It also excludes the cash flow from Veolia Environnement and Vivendi Universal Publishing businesses sold. Proportionate cash flow from operations excludes the minority interest in all less than 100% entities for the period reported.

Dec '01 Jan '02 Feb '02 Mar '02 Apr '02 May '02 Jun '02 Jul '02 Aug '02 Sep '02 Oct '02 Nov '02 Dec '02 Jan '03 Feb '03 Mar '03 Apr '03 May '03 Jun '03 East 0.8777 0.8661 0.87565 0.87775 0.893 0.9209 0.9706 1.00535 0.972 0.98185 0.97585 0.99165 1.03 1.0856 1.07985 1.06505 1.10325 1.1838 1.18299 Currency impact - First Quarter 2003 This performance was achieved despite the 22% appreciation in the euro against the dollar* since the first quarter of 2002... 1&128; = $ Which has an impact over last year of: 7.6 points on pro forma revenues growth (&128; 529 million) 8.8 points on pro forma operating income growth (&128; 53 million) * Representing a 18% depreciation in the dollar against the euro since the first quarter of 2002

2003 Management Plan Vivendi Universal reiterates its full year 2003 operating guidance, despite the negative impact of the euro/dollar exchange rate: Very strong growth in operating income Strong improvement in cash flow from operations Return to profit excluding non-recurring items and goodwill Continue to streamline the Group and maximize cash generation: Close, restructure or sell underperforming businesses Position quality assets for future growth New financing has removed time constraints on the balance of our divestiture program: Improves the liquidity position Strengthens negotiating leverage

200 190 257 871 325 43 135 40 209 Divestiture Program Update Estimated Cash (Gross) Closing Date Estimated Debt Estimated Proceeds (in millions of euros) Total closed as of June 13 , 2003 &128; 2,270m &128; 1,551m &128;719m February, 2003 February, 2003 February, 2003 April, 2003 May, 2003 May, 2003 May, 2003 June, 2003 414 305 200 190 257 457 20 43 135 40 209 Express-Expansion-Etudiant Canal+ Technologies 32 million USAi warrants Telepiu Hungary Telecom Egypt (telco) Comareg Sithe Asia Others Other 28 million USAi warrants ($407m) VUE real estate Other 350 230 74 350 230 74 June 2003 June 2003 &128; 2,205m &128; 2,924m Total to be signed by the end of June 2003 &128;719m &128; 6,264m &128; 6,653m Total disposal - July 2002 - December 2002 &128;389m &128; 8,469m &128; 9,577m TOTAL AMOUNT OF DISPOSALS FROM JULY 2002 &128;1,108m

Divestiture of US Assets (1) VU is engaged in a methodical process to divest VUE and VU Games at the right value: A well-thought out management decision In the best interest of VU's shareholders and the development of VU's strategy VUE: Unique, complementary assets Leading film studios, TV programming, cable networks (USA Network and Sci Fi) and #2 largest destination theme park operator Excellent management Substantial competition for these assets: Multiple parties have expressed interest 6 potential buyers, some with different objectives: Variable perimeters Variable potential tax implications Variable cash proceeds Variable regulatory issues Variable timing factors

Divestiture of US Assets (2) VU is not handicapped in its ability to sell its VUE assets and potential buyers will be able to operate them without interference Multiple options for moving forward with the bidders: No forced time line The process is progressing smoothly and is controlled by VU Alternative solution is IPO

4Q 2002 1Q 2003 2Q 2003 3Q 2003 4Q 2003 1Q 2004 2Q 2004 3Q 2004 4Q 2004 Case 1 5 1.8 4 4.7 6.1 4 3.9 3.6 4 Case 2 0 0 0 -1.9 -1.5 -1 -0.7 -0.8 -0.8 Liquidity Update VE Exchangeable (&128;1.9bn) Cegetel Investment (&128;2.7bn) Asset Divestitures +&128;2bn Liquidity Available End of Quarter at VU SA Level (Cash + undrawn credit lines, in &128; billion) BSkyB Exchangeable (&128;1.5bn) New Financing: &128;1.2bn HY bond and &128;2.5bn bank facility Repayment of facilities for &128;1.5bn Cancellation of &128;1bn back-up line Asset Divestitures +&128;7bn VU Convertible (&128;1.7bn) Vinci Exchangeable (&128;0.4bn) 2.8 4.6 3.0 3.2 2.8 3.2 US assets assumptions: Blue case: central case Green case: minimum Red case: optimum

Reduction of French GAAP Net Debt Debt of Cos > 50% Owned Net Debt/EBITDA Net Debt/EBITDA (proportional) Net Debt/EBITDA (CASH POOL) Q2 2002 18.8 16.3 Q3 2002 18.6 15 Q4 2002 12.3 3.1 4.3 5.6 4 1Q 2003 15.3 2.9 4.2 5.4 2Q 2003 13.5 2.8 4.1 5.6 0 3Q 2003 11.4 2.9 4 5 1.1 4Q 2003 9.5 2.2 3 3.6 1.5 1Q 2004 8.7 2 2.7 3.3 1.2 2Q 2004 8.5 1.9 2.5 3.2 1 3Q 2004 8.2 1.7 2.3 3 1.1 4Q 2004 6 1.2 1.7 2 0.9 Vivendi Environnement Pro forma for the acquisition of additional 26% in Cegetel Group (&128;4.0bn in January 2003) 15.3 12.5 11.0 9.9 9.5 9.3 6.9 US assets assumptions: Blue case: e.g. central case in slide 13 Green case: e.g. minimum case in slide 13 Red case: e.g. optimum case in slide 13 13.5

&128; 1.2 billion 7-year High-Yield bond (signed in April 2003): $ 935 million, 9.25% margin &128; 325 million, 9.5% margin (9.75% yield) Non callable for 4 years &128; 2.5 billion 3-year bank facility to reimburse short-term &128;1.5 billion bank debt and to replace the &128;1bn back up credit line (signed in May 2003): Tranche A: &128; 1.5 billion revolving credit Tranche B: &128; 1 billion term loan Refinancing of the $ 1.62 billion bridge loan in VUE: $700 million securitization based on film library, maturity: 6 years (signed on March 28, 2003) $920 million US institutional term loan facility, maturity: 5 years (operation to be completed in June 2003) Orlando Park's refinancing: $500 million of High Yield bond, duration 7 years, coupon: 12% (finalized on March 31, 2003, non consolidated debt) Actions taken to strengthen the Group's debt (average duration extended from 2.5 to 3.5 years resulting from these transactions)

Details on First Quarter 2003 Accounts

First Quarter 2003 Segment Revenues

In millions of euros

	Actual		Pro Forma	
	Actual	Actual change	Pro Forma Change**	Pro Forma At constant currency
Cegetel/SFR (70%)*	1,781	4%	4%	4%
Maroc Telecom (35%)	357	1%	1%	6%
Universal Music Group (92%)	1,100	-19%	-19%	-9%
Vivendi Universal Entertainment (86%)	1,446	5%	-22%	-5%
Canal+ Group and Other (100%)	1,166	-3%	-1%	0%
Vivendi Universal Games (99%)	106	-15%	-15%	-1%
	5,956	**-3%**	**-10%**	**-2%**
Other	276	-22%	-22%	-12%
TOTAL VIVENDI UNIVERSAL	**6,232**	**-4%**	**-10%**	**-3%**

Note: The % are provided for informational purposes only. The reported numbers are 100% consolidated
* As of January 23, 2003, VU holds a 70% interest in Cegetel (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002)
** The pro forma information illustrates the effect of the acquisition of the entertainment assets of USA Networks, Inc. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Véolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal.

June 17, 2003 VIVENDI UNIVERSAL French GAAP - unaudited 17

First Quarter 2003 Segment Operating Income

In millions of euros

	Actual		Pro Forma	
	Actual	Actual change	Pro Forma change**	Pro Forma At constant currency
Cegetel/SFR (70%)*	465	30%	30%	30%
Maroc Telecom (35%)	138	27%	27%	32%
Universal Music Group (92%)	(28)	na	na	na
Vivendi Universal Entertainment (86%)	213	44%	-23%	-6%
Canal+ Group and Other (100%)	158	na	na	na
Vivendi Universal Games (99%)	(24)	na	na	na
	922	**61%**	**29%**	**36%**
Holding & Corporate	(71)	16%	16%	10%
Other	(7)	67%	67%	122%
TOTAL VIVENDI UNIVERSAL	**844**	**80%**	**39%**	**48%**

Note: The % are provided for informational purposes only. The reported numbers are 100% consolidated
* As of January 23, 2003, VU holds a 70% interest in Cegetel (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002)
** The pro forma information illustrates the effect of the acquisition of the entertainment assets of USA Networks, Inc. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Véolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal.

June 17, 2003
VIVENDI UNIVERSAL
French GAAP - unaudited
18

P&L Details - First Quarter 2003 Financial Expenses Financial provisions Other financial (expense) / income NET FINANCIAL (EXPENSE) / INCOME Financing expense (180) (180) USAi warrants 253 (253) 0 Vivendi Environnement ORA 63 (63) 0 VU puts not exercised or exercised in cash 104 (104) 0 Foreign exchange losses (80) (80) Dividend from unconsolidated investments 6 6 Other financial (expense)/ income (30) (30) Other provisions net of reversal (42) (42) NET FINANCIAL (EXPENSE) / INCOME (180) 378 (524) (326) In millions of euros

P&L Details - First Quarter 2003 Exceptional Items: &128; 81 of which Disposal of Express/Expansion &128; 104 Disposal of Canal+ Technologies &128; (15) Other &128; (8) Taxes: &128; (307) Current/non-recurring Taxes on current income &128; (273) Taxes on asset sales &128; (34) In millions of euros

Business Units

Cegetel/SFR: First Quarter 2003 Performance Revenue up 4%: Mobile, up 6%: 13.7 million customers, 35.3% market share on base up 1.1pt YOY Average revenue per user (ARPU): Prepaid up 2% to &128;21.2, Postpaid down 3% to &128;56.0 (impact of fixed to mobile incoming call tariff decreases imposed by regulator : -10% in March 2002 and -15% in January 2003) Fixed and others, down 6% Unfavorable impact of year end 2002 voice price decreases and unfavorable traffic mix 3.4 million customer lines at end of March Operating Income up 30%: Mobile, up 22%: Improved margin 4 points through continuing efficient cost management Successful reduction of acquisition costs per gross addition excluding promotions by 5% versus March 2002 Fixed and others: Proven efficiency of cost reduction program: operating losses reduced by 72% First Quarter 2003 Operating Margin Operating Income Mobile Fixed & Others Revenue In millions of euros +5 points 26% 30% 465 6% 1,559 -6% 222 4% 1,781 Actual growth Actual 2003 Actual 2002 1,713 1,476 237 359 21% Mobile Fixed & Others 388 (29) 473 (8) 22% 72%

Maroc Telecom: First Quarter 2003 Performance Revenue up 6% at constant currency: Strong mobile prepaid consumer growth. Mobile consumer base grew by 790,000 customers to approximately 4.7 million 1,116,000 customers in fixed- line: flat versus 1Q 2002 Operating Income up 32% at constant currency: Efficient control of costs: Lower acquisition costs in the Mobile market Reduction of operational costs. including overheads, advertising and fees First Quarter 2003 Operating Income Operating Margin Revenue 32% 27% +8 points +8 points 6% 1% Actual at constant currency Actual growth 138 39% 357 Actual In millions of euros In millions of euros 109 31% 355 Actual 2002

Music: First Quarter 2003 Performance Revenue down 9% at constant currency: Universal Music Group outperformed the market with a global market share estimated to have increased from 21%* in 1Q 2002 to about 22%*. Best selling artists in the quarter: 50 Cent (more than 5.5 million units sold worldwide), strong carry-over of t.A.T.u, and Eminem (8 Mile OST). Operating Income down from &128; 27 million last year to &128; (28) million: Margin impact of lower sales. Higher proportion of low margin activity. Somewhat offset by reduction in marketing costs and lower catalogue amortization expenses due to a write down of music catalogues in 2002. First Quarter 2003 Operating Income Operating Margin Revenue na na (28) na na na -9% -19% 1,100 Actual at constant currency Actual variation Actual 2003 In millions of euros * Market share based on internal estimates Actual 2002 1,364 27 2%

Vivendi Universal Entertainment: First Quarter 2003 Performance

First Quarter 2003

In millions of euros	Pro forma 2002	Actual 2003	Pro Forma* growth	Pro Forma at constant currency
Revenue	**1,851**	**1,446**	**-22%**	**-5%**
Universal Pictures Group	1,148	855	-26%	
Universal Television Group	511	449	-12%	
Parks & Resorts + Other	192	142	-26%	
Operating Income	**276**	**213**	**-23%**	**-6%**
Operating margin	**15%**	**15%**	flat	flat

- Revenue down 5% at constant currency:
  - Universal Pictures down:
    - Fewer theatrical releases versus prior year
  - Universal Television up:
    - Improved advertising revenues and affiliate fees
  - Parks and Resorts down:
    - Lower park attendance due to continued softness in the travel industry as well as timing of Spring Break
- Operating Income down 6% at constant currency:
  - Universal Pictures up:
    - Lighter releases schedule compared with last year.
  - Universal Television down:
    - Higher amortization and marketing costs relating to increased investment in original programming which is expected to drive revenue growth
  - Parks and Resorts down:
    - Lower attendance at the theme parks and a soft retail market for Spencer Gifts

*Pro forma basis as if the USAi entertainment assets had been consolidated from January 1st, 2002 and the results of Universal Studio international television networks had been reported by Vivendi Universal Entertainment instead of Canal +.

June 17, 2003 VIVENDI UNIVERSAL French GAAP - unaudited 25

Canal+ Group: First Quarter 2003 Performance

CANAL+

First Quarter 2003

In millions of euros	Pro Forma 2002	Actual 2003	Pro Forma growth
Revenue	**1,174**	**1,166**	**-1%**
Pay-TV France	656	672	3%
Film – Studio Canal	109	83	-25%
Other	409	411	1%
Operating Income	**(57)**	**158**	**na**
Operating margin	**na**	**14%**	**na**

- Revenue down 1%:
  - Pay TV France up:
    - Canal+ Group subscriptions in line with full year expectations (+50.000 net for 2003),
    - French premium channel down due to advertising and subscriptions (-120.000 expected in 2003).
    - Good performance from CanalSatellite, which keeps on increasing subscriptions
  - StudioCanal down:
    - Fewer major release versus 1Q 2002
- Operating Income up:
  - Good performance at all business units
  - Pay TV France, operating income doubled:
    - Success of plan initiated by management to restore profitability
  - One time items in operation:
    - Restructuring charges for social plan and headquarters move, offset by,
    - Renegotiation of Club Europe soccer contract: provision reversal
  - Other Improvements:
    - In Poland: saving actions
    - At Telepiu: profit primarily due to reversal of provision

June 17, 2003 VIVENDI UNIVERSAL French GAAP - unaudited 26

Vivendi Universal Games: First Quarter 2003 Performance

VIVENDI UNIVERSAL games

First Quarter 2003

In millions of euros	Actual 2002	Actual 2003	Actual growth	Actual growth at constant currency
Revenue	125	106	-15%	-1%
Operating loss	(1)	(24)	na	na
Operating Margin	na	na	na	na

- Revenue down 1% at constant currency
  - Declining market for GameCube games and educational software
- Operating loss increased from € (1) million to € (24) million
  - Revenue softness, itself related to the decline of the US dollar.
  - Declining markets for both GameCube games and educational software.
  - Unfavorable timings of R&D and marketing spend

June 17, 2003 VIVENDI UNIVERSAL French GAAP - unaudited 27

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com Alexandra Fichelson Associate Director alexandra.fichelson@groupvu.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16